Exhibit (a)(3)

August 24, 2005

Dear Stockholders:

        We are pleased to inform you that, on August 10, 2005, Fastclick, Inc. entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with ValueClick, Inc. ("ValueClick") and FC Acquisition Sub, Inc. ("Acquisition Sub"), a newly formed corporation and wholly owned subsidiary of ValueClick. Pursuant to the Merger Agreement, ValueClick has commenced an offer to acquire each issued and outstanding share of common stock, $0.001 par value, of Fastclick (the "Shares") in exchange for 0.7928 of a share of common stock, par value $0.001 per share, of ValueClick. If the exchange offer is successful, Acquisition Sub will thereafter be merged with and into Fastclick, with Fastclick surviving the merger and all of our Shares then-outstanding (other than Shares held by ValueClick, Acquisition Sub or Fastclick or stockholders who properly exercise appraisal rights, if any, under Delaware law) being cancelled and converted into the right to receive the same per share consideration paid in the exchange offer. The exchange offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the exchange offer more than 66.7% of the Shares on a fully-diluted basis, as described in ValueClick's Prospectus.

        The Board of Directors of Fastclick, by unanimous vote, has determined that the Merger Agreement, the exchange offer and the proposed merger are advisable, fair to and in the best interests of Fastclick and our stockholders, has approved the Merger Agreement, the exchange offer and the proposed merger, and recommends that our stockholders accept the exchange offer and tender their Shares in the exchange offer.

        The Board of Directors approved the Merger Agreement and recommends that our stockholders accept the exchange offer and tender their Shares in the exchange offer for a number of reasons. These reasons are discussed in the attached Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Board's Recommendation." The Board also received, on August 10, 2005, the opinion of Thomas Weissel Partners LLC that, as of that date and subject to the assumptions, qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of our Shares in the exchange offer and the proposed merger is fair, from a financial point of view, to such holders. A copy of the opinion of Thomas Weissel Partners is set forth as Annex A to the attached Schedule 14D-9. We urge you to read the opinion in its entirety.

        Also enclosed are ValueClick's Prospectus, dated August 24, 2005, which relates to the shares of common stock of ValueClick to be issued in the exchange offer and the proposed merger, and the related Letter of Transmittal, pursuant to which our stockholders can tender their Shares in the exchange offer. These documents set forth the terms and conditions of the exchange offer. The attached Schedule 14D-9 describes in more detail the reasons for our Board's conclusions and recommendation, and contains other information relating to the exchange offer. We urge you to consider this information carefully.

Sincerely,

Kurt A. Johnson President and Chief Executive Officer